                                  EXHIBIT 99(i)
                  Prospectus Section Incorporated by Reference

                         MANAGEMENT'S PLAN OF OPERATIONS

THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY FROM THOSE INDICATED IN SUCH FORWARD-LOOKING STATEMENTS. THE FOLLOWING DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OUR OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND RELATED NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS.

         We are a start-up limited liability company, which was formed for the purpose of building a plant to produce ethanol and animal feed products on a site we own located 3 1/2 miles east of Plainview, Nebraska. Our 47-acre site lies between US Highway 20 on the north, and the Northeast Nebraska Railway on the south, and is expected to have good access to both truck and rail transportation. We purchased the site for $50,525, which is equal to approximately $1,075 per acre. We financed the purchase of the site with the proceeds of a private offering which expired January 15, 2001. The purpose of the private offering was to raise initial capital to cover formation costs and the costs associated with this offering. In the event that the proceeds of the private offering and other cash available to us are insufficient to cover these expenses, the Board will explore short-term debt financing alternatives which may include loans from affiliates which are approved in accordance with our Affiliated Transactions Policy.

         Our plant is expected to consume approximately 7 1/2 to 8 million bushels of locally grown corn annually, and produce approximately 20 million gallons of fuel-grade ethanol and 160,000 tons of wet distillers grains for cattle feed annually. We currently estimate that once construction commences, it will take approximately 14 to 16 months to build our ethanol plant. Our goal is to begin construction of the plant promptly upon the close of this offering, but in any event within 60 days, of the close of this offering subject to additional delays due to adverse weather conditions.

         We anticipate that we will have an agreement with an experienced ethanol marketer to sell our ethanol production to local, regional and national markets. We also anticipate that we will sell all of our animal feed products to the local and regional cattle market using our own in-house staff. We will be hiring staff to handle the direct operation of the plant, and currently expect to employ approximately 30 people.

Plan for next 12 months of operation

         We expect to use the next 12 months for the design-development and construction of the ethanol plant. We also plan to negotiate and execute finalized contracts concerning the construction of the plant, provision of necessary electricity, natural gas and other power sources, and marketing agreements for ethanol and distiller grain sales. Assuming the successful completion of this offering and our obtaining necessary debt financing, we expect to have sufficient cash on hand to cover construction and related start-up costs necessary to make the plant operational. We estimate that we will need approximately $27.75 million to construct the plant, and a total of approximately $33 million to cover all capital expenditures necessary to complete the project and make the plant operational and produce revenue.

         If we close on the offering and finalize the necessary debt financing, we expect to have sufficient cash to cover our costs over the next 12 months, and through the completion of the plant construction, including staffing, general and administrative expenses and legal, accounting and related expenses. The following is our estimate of costs and expenditures for the 12 months following the completion of this offering. These estimates are based on the experience of Fagen, Inc. in the construction of other ethanol plants. It is only an estimate and our actual expenses could be much higher because of a number of factors, as described in the "Risk Factors" section.

          Financing costs                            $   708,500
          Offering costs                                 350,000
          Insurance                                      200,000
          General and administrative costs                85,000
          Plant site preparation                         550,000
          Construction in progress payments           24,050,000
                                                     -----------
          TOTAL                                      $25,943,500
                                                     ===========

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         We anticipate spending approximately $26 million on our business over the next 12 months, the largest portion of which will be for the construction of our ethanol plant. The financing costs represent the fees and costs which we may incur in connection with obtaining our debt financing from our lender and are based on the estimates included in our written financing proposal with Stearns Bank, N.A, assuming a loan amount of $20 million. Financing costs include debt origination fees, structured as a percentage of the total debt financing, as well as lender out-of pocket expenses such as title insurance, legal fees, appraisal costs and filing fees. Our financing costs may also vary depending on the amount, if any, of subordinated debt that we obtain. We estimate that we will spend approximately $200,000 on directors and officers' insurance, builder's risk insurance, general commercial liability, workers' compensation and property insurance for our business. We also expect to spend an estimated $85,000 on general and administrative expenses during the next 12 months, including managerial fees, on-going legal and accounting fees, general office expenses, and disbursement reimbursements. We estimate the costs of plant site preparation to be approximately $550,000, which will include leveling and grading the site, constructing a road from the plant to Highway 20, and drilling wells to meet our water supply needs.

         We expect to spend the majority of our funds over the next 12 months, approximately $24 million, on plant construction. These costs will include preparing and pouring foundations, material and labor to construct the plant, including the grain and ethanol storage and handling facilities, offices and a cooling tower. We will also be purchasing and installing ethanol production equipment, such as pumps, grinders, processing equipment, storage tanks and conveyors. Such construction, equipment purchases and installation will be handled by Fagen, Inc., which will be paid by us by making monthly progress payments based on the worked completed and invoiced to us by Fagen, Inc.

          We estimate our offering costs as follows:

              Securities and Exchange Commission registration fee       $  3,750
              Legal fees and expenses                                    100,000
              Accounting fees                                            100,000
              Blue Sky filing fees                                        30,000
              Printing expenses                                           55,000
              Escrow agent fees                                            7,000
              Costs relating to sales meetings                            15,000
              Miscellaneous expenses                                      39,250
                                                                          ------

                  TOTAL                                                 $350,000
                                                                        ========

         We have not obtained the services of any underwriter, placement agent or broker-dealer for this offering, although we reserve the right to pay a finder's fee or placement agent fee to a registered broker-dealer in connection with the sale of membership units in accordance with applicable laws , and any such payment would increase our offering costs materially. We currently do not intend to pay any such fees unless it is necessary to do so in order to raise at least the aggregate minimum of $13,000,000.

         We intend to fund our costs and expenditures for the next 12 months through proceeds raised in this offering and our debt financing. We currently have one person who serves as a part-time bookkeeper and interim office manager, and we recently entered into a contract with a construction and general manager to assist with organizational matters related to our business. We do not plan to begin hiring additional employees related to the ethanol plant operations until approximately six months before completion of the plant construction and commencement of production operations.

Operating Expenses

         We will have certain operating expenses, such as office supplies, utilities and salaries and related employment costs, when we hire a manager and other staff. Along with these operating expenses, as noted above, we will have significant offering and financing expenses. We have allocated funds in our capital budget for such expenses, although such expenses may be greater than those we have budgeted. If such costs are greater than we have budgeted, or if construction costs run higher than budgeted, we may need to obtain additional funding to cover such costs.

                                 Page 15 of 19

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Books and Records

         We currently do not have a full-time office staff. We recently hired a construction and general manager to assist us in organizational business matters, but are currently dependent on our Board of Directors, and a part-time bookkeeper, for the maintenance of our books and records. We intend to hire and train full-time staff personnel prior to commencement of operations, and the salaries of such persons are included in our budget. Such personnel are and will be responsible for compliance with the rules and regulations promulgated under the Securities and Exchange Act of 1934 concerning the maintenance of accurate books and records, and the timely and accurate submission of annual and periodic reports with the Securities and Exchange Commission.

Liquidity and Capital Resources

         We are proposing to raise $13 million minimum and $15 million maximum in this offering and need approximately $20 million in debt financing from one or more lenders in order to complete construction of the ethanol plant. In this regard, we have entered into a written financing proposal with Stearns Bank, N.A., St. Cloud, Minnesota, regarding the provision of construction and permanent debt financing for our ethanol plant. The financing proposal provides for the following material terms of our debt financing.

         .       Loan amount:  $20 million maximum.

         .       Interest rate:

                 .  Construction loan:  Prime rate plus 1/4% (floating rate)

                 . Permanent loan: 60% of permanent loan ($12 million) will be prime rate plus 1/4%, adjusted quarterly; 40% ($8 million) will be prime rate plus 1/4%, adjusted quarterly, with a floor of 6.5% and a ceiling of 9.95% for 5 years.

         . Maturity: The bank will initially provide for up to an 18-month construction loan, which will then convert to a permanent USDA loan which will be repayable over a 10-year period.

         . Collateral: The indebtedness will be collateralized by a first mortgage on our real estate and plant, as well as a first security interest on all accounts receivable, inventory, equipment, fixtures, all personal property and general intangibles.

         . USDA Guarantee: The permanent loan is subject to a 60% USDA guaranteed loan ($12 million). If the USDA declines the loan, Stearns Bank would proceed with a conventional permanent loan.

         . Prepayment Premium: Any prepayment of the loan by Husker Ag would be subject to a 5% (of loan balance) prepayment premium in year one, 4% premium in year two, 3% premium in year three, 2% premium in year four, and 1% premium in year five.

         . Minimum Equity Requirement: A minimum of 40% equity must be injected into the project (that is, the equity must equal at least 40% of the total of amount of equity and indebtedness). The bank will require that our equity funds be expended first in the construction of the plant, prior to any borrowing under the construction loan.

         . Financing Costs: The financing closing costs are estimated to include a 2% origination fee ($400,000), 2% USDA fee ($240,000), documentation fee ($500), plus third party expenses, such as title insurance, legal fees, appraisal, survey, USDA feasibility study, and filing fees, with the total financing costs estimated in the written proposal to be $708,500. The actual total financing costs will vary depending upon the actual third party expenses incurred.

         In addition, the bank will require a satisfactory appraisal of the project, a satisfactory environmental audit of the property, and evidence of acceptable insurance coverage of the plant, and we will be required to provide the bank with annual audited financial statements, tax returns and quarterly interim financial statements. Stearns Bank

                                 Page 16 of 19

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has also indicated that it is interested and willing to work with local banks on the project, and a portion of the indebtedness may be participated out to banks located in the Northeastern Nebraska region.

         We have paid to Stearns Bank a loan application fee of $15,000 cash, and a short term note of $35,000, secured by a mortgage on our real estate, which is nonrefundable, and will be applied toward the loan closing costs.

         The written loan proposal entered into with Stearns Bank is subject to execution of more comprehensive finalized loan documentation, and any material adverse change in the financial condition of Husker Ag or discovery of previously undisclosed negative information concerning Husker Ag or the ethanol plant project may invalidate the financing proposal.

         Our ability to complete the construction of the plant is totally dependent upon our ability to successfully complete this offering and obtain and finalize debt financing. If we do not enter into a definitive agreement concerning our debt financing by December 1, 2001, we will return the proceeds raised in this offering with interest. The actual amount of debt financing we need may be lessened if the maximum amount of $15 million is raised in this offering. Our current plans call for our maintaining a cash reserve of $2 million after we commence operations, which we have estimated to be approximately one-month's operating expenses.

         In January 2001, the Nebraska Department of Agriculture awarded us a $75,000 grant under the Agricultural Opportunities and Value-Added Partnerships Act to assist us with the construction of our ethanol plant. We entered into an agreement with the Nebraska Department of Agriculture in connection with the award which governs our obligations relating to the grant award. This agreement requires us to use the grant funds exclusively for the activities listed in our application which includes payment of legal fees, accounting fees, consulting fees and permitting costs associated with the construction of the ethanol plant.

         The following table shows the sources of our liquidity in connection with the construction of our ethanol plant and commencement of its operations. We do not currently have a definitive agreement with any third party to provide us with these funds. The following shows both the minimum offering amount of $13 million and the maximum offering amount of $15 million. The following assumes an interest rate of 8.5% on term debt. Our financing proposal provides for a floating interest rate of prime rate plus 1/4%, which as of the date of our financing proposal (July 17, 2001) would equal 7.0%. However, interest rates have historically fluctuated and our interest rate could be significantly higher over the term of the loan.

         The following table represents only ranges of estimates, and our actual sources and uses of funds could vary materially from the following estimates. We have assumed in the table the maximum amount of borrowing permissible under the bank's 40% equity requirement (subject to a maximum borrowing of $20 million), which for a minimum equity offering of $13 million would be indebtedness of approximately $19.5 million.

Sources of Funds
----------------
                                          Minimum Offering    Maximum Offering
                                          ----------------    ----------------

Equity offering net proceeds                $12,650,000         $14,650,000
Private offering net proceeds                   394,726             394,726
State of Nebraska grant                          75,000              75,000
Debt financing                               19,500,000          20,000,000
                                            -----------          ----------

Total Sources of Funds                      $32,619,726         $35,119,726
                                            ===========         ===========
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Uses of Funds
-------------


                                                             Minimum Offering         Maximum Offering
                                                             ----------------         ----------------
Costs Related to Purchase of Equipment
  and Construction of the Ethanol Plant:

     -Grain receiving, storage and milling equipment          $ 1,655,500               $ 1,655,500
     -Conversion and liquefaction system                        1,204,000                 1,204,000
     -Fermentation system                                       3,612,000                 3,612,000
     -Distillation and molecular sieve                          2,709,000                 2,709,000
     -Liquid/Solid separation system                            1,354,500                 1,354,500
     -Evaporation system                                        2,408,000                 2,408,000
     -Product storage area                                      2,107,000                 2,107,000
     -Utilities: costs to install gas, electric,
        water and drill wells                                   1,200,000                 1,200,000
     -General plant infrastructure, including roads             9,000,000                 9,000,000
     -Engineering and architectural fees                        2,500,000                 2,500,000

Plant Site Preparation                                            550,000                   550,000
Capitalized Interest                                              493,286                   493,286
Start-up Expenses: through first month of production            2,982,738                 2,982,738
Financing Costs                                                   708,500                   708,500
Cash Reserve                                                      135,202                 2,635,202
                                                              -----------               -----------

Total Uses of Funds                                           $32,619,726               $35,119,726
                                                              ===========               ===========

----------------------------------

         The costs referred to above as part of the "Costs Related to Purchase of Equipment and Construction of the Ethanol Plant" include estimated costs of equipment, installation and construction of that portion of the ethanol plant implementing the identified process or system. The respective process or system and the equipment necessary to implement such process or system is described in greater detail below:

         Grain Receiving, Storage and Milling Equipment. Corn delivered to the plant for processing will be dumped into one of two dump pits in this grain receiving building. The truck drivers delivering the corn will start the grain system, dump the grain and obtain a weight ticket from the scale system. A 10,000 bushel leg or its equivalent will lift the corn to a scalper to remove rocks and debris before conveying the product to one of two 100,000 bushel storage bins. A dust collection system will be installed in the grain receiving system to limit particulate emissions. The corn will be removed from storage and processed through a hammermill. The result of this process is ground corn.

         Conversion and Liquefaction System, Fermentation System and Evaporation System. Ground corn will be mixed in a slurry tank, routed through a pressure vessel and steam flashed off in a flash vessel which results in a cooked mash product. The cooked mash will then continue through two liquefaction tanks and into one of three fermenters. Simultaneously, propagated yeast will be added to the cooked mash as the fermenters are filling. After batch fermentation is complete, the beer produced by the fermentation process will be pumped to the beer well and then to the beer column to separate the alcohol from the mash.

         Distillation and Molecular Sieve. Alcohol streams are dehydrated in the rectifier column, the side stripper and the molecular sieve system. Two hundred proof alcohol is then pumped to the tank farm shift tanks and blended with 5% gasoline as the product is being pumped into a 616,500 gallon final storage tank.

         Product Storage Area. Tank farm tanks include two tanks for 190 proof storage, two tanks for 200 proof storage, one tank for denaturant storage and a 616,500 gallon tank for denatured ethanol storage. All tanks are covered carbon steel tanks with floating roofs as may be required by our Air Quality Permit.

         Liquid/Solid Separation System. The corn mash from the beer stripper is dewatered in decanter type centrifuges.



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         General Plant Infrastructure and Utilities. The plant will also consist of boilers, cooking, cooling towers and other processes for which we must supply fresh water from our wells or from an alternative source. Boiler feedwater is conditioned in regenerative softeners and/or other treatment equipment and pumped through a deaerator and into a deaerator tank. Appropriate boiler chemicals are added and the pre-heated water is pumped into the boiler. Steam energy will be provided by a natural-gas-fired boiler system. Process cooling will be provided by circulating cooling water through heat exchangers, a chiller and a cooling tower. The plant design also includes a compressed air system consisting of an air compressor, receiver tank, pre-filter, coalescing filter and air dryer. The plant design also incorporates the use of a clean-in-place (CIP) system for cleaning cook, fermentation, distillation, evaporation, centrifuges and other systems. Fifty percent caustic is used to conduct the CIP process and it is received by truck and stored in a tank. CIP makeup is accomplished in two makeup tanks and is returned to one waste CIP tank after solids are removed in the screener. The plant will use an ICM/Pheonix Bio-Methanator to reduce organic acids in the process water allowing water recycle within the plant. The plant will have blowdown discharges from the cooling tower and boiler. The plant will be computer controlled by a distributed control system with graphical user interface and multiple workstations. Other tanks and equipment include a thin stillage tank, alpha and gluco amylase tanks, yeast tank, reflux and regen tanks, 200 proof flash vessel, 200 proof receiver tank, whole stillage tank, syrup tank, storage tank for anhydrous ammonia used within the cooking system and a storage tank for sulfuric acid used within the plant



                                 Page 19 of 19